Exhibit 99.03


                                  PRESS RELEASE

                                                     Contact Information

                                                     Ed Babcock
                                                     Adelphia Business Solutions
                                                     814-274-9830

FOR IMMEDIATE RELEASE:
---------------------

 ADELPHIA BUSINESS SOLUTIONS, INC ANNOUNCES SECOND QUARTER RESULTS OF OPERATIONS

                        Coudersport, PA - August 9, 2000

         John J. Rigas, Chairman of Adelphia Communications Corporation ("Adelphia") (NASDAQ NNM: ADLAC) and Adelphia Business Solutions, Inc. ("the Company") (NASDAQ NNM: ABIZ) reported results of operations for the Company and its Operating Companies (defined in footnote) for the second quarter which ended on June 30, 2000. Second quarter results saw record levels of consolidated operating revenues of $80.2 million, and record access line installations of 81,460. Net loss applicable to common shareholders for the second quarter totaled $73.6 million, or $1.06 per share, compared with $38.9 million, or $0.70 per share, for the same period in the prior year. The Company now offers communications services in 62 markets in the eastern half of the United States with plans to expand to a total of 150 to 200 markets throughout the United States by the end of 2001. Summarized financial results are included in Tables 1, 2 and 3 below.

         As presented in Table 1, on a sequential quarterly basis, consolidated revenues increased 15.7% to $80.2 million in the June 2000 quarter, from $69.3 million in the March 2000 quarter and were 134.4% higher than the comparable period in the prior year. Gross margin as a percent of sales was 48.1% in the June 2000 quarter as compared with 51.3% of sales in the March 2000 quarter. The lower gross margin was due to start up costs in the Company's New Markets (defined in Table 2) as regional switches and network rings are activated, combined with higher start up costs in the Company's Original Markets (defined in Table 2) associated with the Company's data and internet access products. EBITDA losses for the June 2000 quarter were somewhat higher at $24.4 million versus a $22.5 million EBITDA loss in the March 2000 quarter. EBITDA losses as a percentage of revenues declined somewhat in the current quarter to 30.4% from 32.4% for the March 2000 quarter. EBITDA losses were in line with expectations and the Company estimates EBITDA losses will be in a similar dollar range for each of the remaining quarters of calendar 2000, as the Company continues to invest in its direct sales force and build out of its national network strategy. The Company currently expects revenue growth and installed access line growth for the next two quarters to be similar to the growth achieved in the June 2000 quarter, subject to resolution of the current Verizon labor strike, and other possible disruptions outside of the Company's control.

         Table 2 presents the Company's financial results of operations for the 22 Original Markets and the Company's current expansion into its New Markets. The Original Markets' sequential quarterly revenue growth remained very strong, to $80.4 million in the June 2000 quarter, or 12.5% higher than the March 2000 quarter. Gross margin as a percent of sales in the Original Markets remained a strong 68.1% in the June 2000 quarter as compared with 68.5% in the March 2000 quarter. The Original Markets' EBITDA of $12.4 million, or 15.4% of revenues in the June 2000 quarter, was at approximately the same level as the March 2000 quarter.

         New Markets' revenues increased by 47.2% to $15.6 million in the June 2000 quarter from $10.6 million in the March 2000 quarter as these markets continue to expand operations. New Markets' EBITDA losses increased to $32.2 million for the June 2000 quarter from a loss of $30.6 million in the March 2000 quarter as the markets prepare to commence operations on the Company's own regional switches and network, most of which have been activated in the past several months.

         Access lines installed increased by 81,460 resulting in an installed access line base of 493,632 as of June 30, 2000, 51% of which are serviced on the Company's switches. Access lines sold as of June 30, 2000 totaled 509,405, an increase of 76,268 in the quarter.

         During the June 2000 quarter, the Company and its consolidated subsidiaries invested approximately $123.2 million in capital expenditures which was in line with expectations and relates primarily to the nationwide network development efforts for fiber, and to dense wave division multiplexing and DSL equipment. As of June 30, 2000, total gross property, plant and equipment of the Company and its consolidated subsidiaries was approximately $1.3 billion.

         During the June 2000 quarter, the Company funded a portion of its free cash flow deficit with draws of approximately $95 million under a $500 million bank credit commitment. The Company expects to fund its projected future deficits through early 2002 through a combination of additional draws under the credit facility, additional bank or institutional indebtedness, capital contributions from minority partners (including potential Adelphia contributions, of up to $300 million) relating to the creation of new partnerships for the development of certain new markets, and the issuance of public equity or equity linked securites of approximately $300 million, of which Adelphia Communications would expect to purchase approximately $150 million. The Company expects to implement these financing plans in 2000.

         As of June 30, 2000, the Operating Companies had approximately 8,147 local route miles and 359,862 local fiber miles operational. The Company also has 29,000 route miles of long haul fiber and over 3,000 route miles of local fiber network under construction or being purchased under several fiber and conduit contracts. As of June 30, 2000, the Company had customers located in approximately 26,177 buildings, of which approximately 3,050 buildings were connected to the Company's networks, and was collocated in 234 local exchange carrier central offices. The Company plans to significantly expand its collocation efforts over the next several quarters through the deployment of DSL equipment in over 500 central offices, all of which will be connected with Company owned or leased fiber. Additionally, to date, 29 Lucent 5ESS switches or remote switching modules have been installed to provide local telephone service with two additional regional switches planned for installation during 2000.

         Adelphia Business Solutions is a majority owned subsidiary of Adelphia Communications Corporation that provides integrated communications services to business customers through its state-of-the-art fiber optic communications network. The Company owns 100% of the interests in 59 of 62 markets in which it currently offers communications services, with the remaining three markets operating as 50% owned joint ventures with a local partner. By the end of 2001, the Company expects to serve 150 to 200 markets throughout the United States including substantially all major Tier I and Tier II cities, through the interconnection of these markets, creating a single fiber optic backbone network. This fully redundant, 33,000-mile long-haul fiber optic network, combined with an estimated 15,000 local fiber route miles, will support the Company's full line of communication service offerings, including local and long distance voice services, messaging, high-speed data and internet services. For more information on Adelphia Business Solutions, or to review an electronic version of this press release visit the Company's web site at http://www.adelphia-abs.com. In addition, the Company will be holding its quarterly investor conference call on Thursday August 10, 2000, at 10 A.M. EST. The quarterly conference call-in number is (800) 553-2506, passcode 772267. The replay call-in number, which is available for the week following the call, is
(800) 625-5288, passcode 772267.

        Footnote: At June 30, 2000 the Company's Operating Companies were comprised of four partnerships or limited liability companies with local partners, and wholly or majority owned subsidiaries of the Company (collectively, the "Operating Companies").

         Certain statements in this release are forward-looking statements that are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company's business, which include among others, competitive developments, risks associated with the Company's growth and financings, the development of the Company's markets, regulatory risks, reliance on vendors, dependence on its customers and their spending patterns and other risks which are discussed in the Company's filings with the Securities and Exchange Commission. Additional information regarding factors that may affect the business and financial results of Adelphia Business Solutions can be found in the Company's filings with the Securities and Exchange Commission, including the prospectus under Registration Statement File No. 333-11142 (formerly No. 333-88927), under the caption "Risk Factors." The Company does not undertake to update any forward looking statements in this press release or with respect to matters described herein.


Adelphia Business Solutions, Inc.
Table 1 - Unaudited Proforma Consolidated and
Joint Venture Operating Results

                                       Quarter Ended June 30, 2000    Quarter Ended March 31, 2000    Quarter Ended June 30, 1999
                                       ------------------------------------------------------------------------------------------
                                                     Joint                           Joint             Pro-forma    Joint
                                       Consolidated Venture   Total    Consolidated Venture   Total   Consolidated Venture   Total
(dollars in thousands)                  Operating  Operating Operating   Operating Operating Operating Operating Operating Operating
                                         Results    Results   Results     Results   Results   Results   Results    Results   Results
                                       ---------------------------------------------------------------------------------------------
Revenues                                $  80,214  $ 15,777   $ 95,991   $ 69,301  $ 12,775  $ 82,076  $ 34,215  $ 9,742   $ 43,957

Direct Operating Expenses                  41,661     4,112     45,773     33,732     3,601    37,333    11,671    3,565     15,236
                                       ---------------------------------------------------------------------------------------------

Gross Margin                               38,553    11,665     50,218     35,569     9,174    44,743    22,544    6,177     28,721
Gross Margin Percentage                     48.1%     73.9%      52.3%      51.3%     71.8%     54.5%     65.9%    63.4%      65.3%

Sales, General and Administrative Expenses 62,922     7,122     70,044     58,047     4,972    63,019    32,637    5,875     38,512
                                       ---------------------------------------------------------------------------------------------
EBITDA (a)                                (24,369)    4,543    (19,826)   (22,478)    4,202   (18,276)  (10,093)     302     (9,791)
                                       ---------------------------------------------------------------------------------------------
EBITDA Percentage of Revenues              (30.4%)    28.8%     (20.7%)    (32.4%)    32.9%    (22.3%)   (29.5%)    3.1%     (22.3%)

                                                 June 30, 2000 Quarter vs.           June 30, 2000 Quarter vs.
                                                  March 31, 2000 Quarter               June 30, 1999 Quarter
                                             -------------------------------------------------------------------------

                                                            Joint                Pro-forma     Joint
Percent Change Comparison                    Consolidated  Venture     Total    Consolidated  Venture       Total
                                              Operating   Operating  Operating   Operating   Operating    Operating
                                               Results     Results    Results     Results     Results      Results
                                             -------------------------------------------------------------------------
Revenues                                            15.7%      23.5%      17.0%      134.4%       61.9%        118.4%

Direct Operating Expenses                           23.5%      14.2%      22.6%      257.0%       15.3%        200.4%
                                             -------------------------------------------------------------------------
Gross Margin                                         8.4%      27.2%      12.2%       71.0%       88.8%         74.8%

Sales, General and Administrative Expenses           8.4%      43.2%      11.1%       92.8%       21.2%         81.9%
                                             -------------------------------------------------------------------------
EBITDA (a)                                          (8.4%)      8.1%      (8.5%)    (141.4%)       NM         (102.5%)
                                             -------------------------------------------------------------------------

Table 1 summarizes operating results for (i) Adelphia Business Solutions and its consolidated subsidiaries and (ii) its non-consolidated joint ventures. All prior period operating results have been presented on a pro-forma basis, adjusted for the consolidation of the Richmond, Jacksonville and Wichita markets as if Adelphia Business Solutions' purchase of its partners' interests in these markets had occurred at the beginning of each period presented. During July 2000, Adelphia Business Solutions purchased one of its partners interests in one of the joint ventures which is not reflected in the table above

(a) Earnings before interest, income taxes, depreciation and amortization, non-cash stock compensation and other income/expense ("EBITDA") and similar measures of cash flow are commonly used in the telecommunications industry to analyze and compare telecommunications companies on the basis of operating performance, leverage, and liquidity. While EBITDA is not an alternative to operating income as an indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity as defined by GAAP, and while EBITDA may not be comparable to other similarly titled measures of other companies, management of Adelphia Business Solutions believes that EBITDA is a meaningful measure of performance


Adelphia Business Solutions, Inc.

Table 2 - Unaudited Original Markets   Quarter Ended June 30, 2000    Quarter Ended March 31, 2000    Quarter Ended June 30, 1999
and New Markets Operating Results      ---------------------------------------------------------------------------------------------
                                        Original    New      Total     Original    New      Total     Original     New      Total
(dollars in thousands)                  Markets   Markets  Operating   Markets   Markets  Operating    Markets   Markets  Operating
                                        Results   Results   Results    Results   Results   Results     Results   Results   Results
                                       ---------------------------------------------------------------------------------------------
Revenues                                 $ 80,409  $ 15,582 $ 95,991  $ 71,489   $ 10,587 $ 82,076    $ 43,317   $  640   $ 43,957

Direct Operating Expenses                  25,612    20,161   45,773    22,525     14,808   37,333      13,205    2,031     15,236
                                       ---------------------------------------------------------------------------------------------
Gross Margin                               54,797    (4,579)  50,218    48,964     (4,221)  44,743      30,112   (1,391)    28,721
Gross Margin Percentage                     68.1%    (29.4%)   52.3%     68.5%     (39.9%)   54.5%       69.5%  (217.3%)     65.3%

Sales, General and Administrative Expenese 35,407    20,473   55,880    29,656     17,450   47,106      17,002   11,223     28,225

Allocated Corporate Overhead Expense        6,989     7,175   14,164     7,002      8,911   15,913       5,397    4,890     10,287
                                       ---------------------------------------------------------------------------------------------
EBITDA (a)                                 12,403   (32,227) (19,826)   12,306    (30,582) (18,276)      7,713  (17,504)    (9,791)
                                       ---------------------------------------------------------------------------------------------
EBITDA Percentage of Revenues               15.4%   (206.8%)  (20.7%)    17.2%    (288.9%)  (22.3%)      17.8%     NM       (22.3%)

                                             June 30, 2000 Quarter vs.           June 30, 2000 Quarter vs.
                                               March 31, 2000 Quarter              June 30, 1999 Quarter
                                         ------------------------------------------------------------------------
                                           Original      New       Total     Original       New        Total
Percent Change Comparison                  Markets     Markets   Operating    Markets     Markets    Operating
                                           Results     Results    Results     Results     Results     Results
                                         ------------------------------------------------------------------------
Revenues                                        12.5%      47.2%      17.0%       85.6%     NM            118.4%

Direct Operating Expenses                       13.7%      36.1%      22.6%       94.0%     NM            200.4%
                                         ------------------------------------------------------------------------
Gross Margin                                    11.9%       8.5%      12.2%       82.0%     NM             74.8%

Sales, General and Administrative Expenses      19.4%      17.3%      18.6%      108.3%     NM             98.0%

Allocated Corporate Overhead                    (0.2%)    (19.5%)    (11.0%)      29.5%     NM             37.7%
                                         ------------------------------------------------------------------------
EBITDA (a)                                       0.8%      (5.4%)      8.5%       60.8%     NM           (102.5%)
                                         ------------------------------------------------------------------------

Table 2 summarizes operating results for (i) Adelphia Business Solutions' 22 Original Markets which were in operation or under construction when Adelphia Business Solutions completed its initial public offering in May 1998 (the "Original Markets") and (ii) the additional markets in operation or under development subsequent to May 1998, as a result of Adelphia Business Solutions' geographic expansion (the "New Markets"). Corporate overhead has been allocated primarily on the basis of the number of markets in service or under development for each period presented.

(a) Earnings before interest, income taxes, depreciation and amortization, non-cash stock compensation and other income/expense ("EBITDA") and similar measures of cash flow are commonly used in the telecommunications industry to analyze and compare telecommunications companies on the basis of operating performance, leverage, and liquidity. While EBITDA is not an alternative to operating income as an indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity as defined by GAAP and while EBITDA may not be comparable to other similarly titled measures of other companies, management of Adelphia Business Solutions believes that EBITDA is a meaningful measure of performance


               ADELPHIA BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
      TABLE 3 - CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
                (Amounts in thousands, except per share amounts)



                                                              Three Months Ended               Six Months Ended
                                                                   June 30,                        June 30,
                                                         ------------------------------  ---------------------------
                                                              1999           2000           1999          2000
                                                         --------------- --------------  ------------- -------------
Revenues                                                 $       34,215  $      80,214   $    55,653   $    149,515
                                                         --------------- --------------  ------------- -------------

Operating expenses:
  Network operations                                             11,671         41,661        20,175         75,393
  Selling, general and administrative                            32,637         62,922        53,646        120,969
  Noncash stock compensation                                        ---            426           ---          1,225
  Depreciation and amortization                                  13,586         26,689        27,121         46,127
                                                         --------------- --------------  ------------ --------------
          Total                                                  57,894        131,698       100,942        243,714
                                                         --------------- --------------  ------------ --------------
Operating loss                                                  (23,679)       (51,484)      (45,289)       (94,199)

Other income (expense):
  Interest income                                                14,780          1,020        16,778          1,424
  Interest income-affiliate                                       2,779          1,259         5,607          6,282
  Interest expense                                              (21,805)       (15,264)      (37,338)       (28,194)
                                                         --------------- --------------  ------------ --------------
Loss before income taxes and equity in net
  loss of joint ventures                                        (27,925)       (64,469)      (60,242)      (114,687)

Income tax expense                                                   (4)           ---            (4)           ---
                                                         --------------- --------------  ------------ --------------
Loss before equity in net loss of joint ventures                (27,929)       (64,469)      (60,246)      (114,687)

Equity in net loss of joint ventures                             (3,291)          (346)       (7,094)          (451)
                                                         --------------- --------------  ------------ --------------
Net loss                                                        (31,220)       (64,815)      (67,340)      (115,138)

Dividend requirements applicable to preferred stock              (7,720)        (8,771)      (15,199)       (17,268)
                                                         --------------- --------------  ------------ --------------
Net loss applicable to common stockholders               $      (38,940) $     (73,586)  $   (82,539) $    (132,406)
                                                         =============== ==============  ============ ==============
Basic and diluted net loss per weighted average
  share of common stock                                  $        (0.70) $       (1.06)  $     (1.49) $       (1.91)
                                                         =============== ==============  ============ ==============
Weighted average shares of
  common stock outstanding                                       55,497         69,503        55,497         69,417
                                                         =============== ==============  ============ ==============

